Investor Presentation October 2021 Exhibit 99.2 Filed by First Interstate BancSystem, Inc. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Great Western Bancorp, Inc. Commission File No. 001-36688 Date: October 26, 2021

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS Page 2 This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward- looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include statements about the benefits of the previously announced proposed business combination transaction between First Interstate BancSystem, Inc. (“FIBK”) and Great Western Bancorp, Inc. (“GWB”) (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, strategies, expectations and intentions, and other statements that are not historical facts. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in FIBK’s and GWB’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this document, the following factors, among others, could cause actual results to differ materially from forward- looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between FIBK and GWB; the outcome of any legal proceedings that may be instituted against FIBK or GWB; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which FIBK and GWB operate; the ability to promptly and effectively integrate the businesses of FIBK and GWB; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of FIBK’s or GWB’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the dilution caused by FIBK’s issuance of additional shares of its capital stock in connection with the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; and the impact of the global COVID-19 pandemic on FIBK’s or GWB’s businesses, the ability to complete the Transaction or any of the other foregoing risks. These factors are not necessarily all of the factors that could cause FIBK’s, GWB’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm FIBK’s, GWB’s or the combined company’s results. All forward-looking statements attributable to FIBK, GWB, or the combined company, or persons acting on FIBK’s or GWB’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and FIBK and GWB do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If FIBK or GWB update one or more forward- looking statements, no inference should be drawn that FIBK or GWB will make additional updates with respect to those or other forward-looking statements. Further information regarding FIBK, GWB and factors which could affect the forward-looking statements contained herein can be found in FIBK’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended March 31, 2021 and June 30, 2021, and its other filings with the SEC, and in GWB’s Annual Report on Form 10-K for the fiscal year ended September 30, 2020, its Quarterly Reports on Form 10-Q for the three-month periods ended December 31, 2020, March 31, 2021 and June 30, 2021, and its other filings with the SEC.

Additional Information about the Transaction and Where to Find It Page 3 In connection with the Transaction, FIBK will file with the SEC a Registration Statement on Form S-4 to register the shares of FIBK capital stock to be issued in connection with the Transaction. The Registration Statement will include a joint proxy statement of FIBK and GWB that also constitutes a prospectus of FIBK. The definitive joint proxy statement/prospectus will be sent to the shareholders of FIBK and stockholders of GWB seeking their approval of the Transaction and other related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING FIBK, GWB, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by FIBK or GWB through the website maintained by the SEC at http://www.sec.gov or from FIBK at its website, www.fibk.com, or from GWB at its website, www.greatwesternbank.com. Documents filed with the SEC by FIBK will be available free of charge by accessing the “SEC Filings” page of FIBK’s website at www.fibk.com/sec-filings, or alternatively by directing a request by mail or telephone to First Interstate BancSystem, Inc., 401 N. 31st Street, Billings, Montana, 59116, Attention: John Stewart, Deputy Chief Financial Officer, telephone: 406-255-5311, and documents filed with the SEC by GWB will be available free of charge by accessing GWB’s website at www.greatwesternbank.com under the tab “Investor Relations” and then under the heading “Financial Info – Documents” or, alternatively, by directing a request by telephone or mail to Great Western Bancorp Inc., 225 South Main Avenue, Sioux Falls, South Dakota 57104, (605) 988-9253. Participants in the Solicitation FIBK, GWB, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of FIBK and stockholders of GWB in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of FIBK and GWB and other persons who may be deemed to be participants in the solicitation of shareholders of FIBK and stockholders of GWB in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the joint proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about FIBK, the directors and executive officers of FIBK and their ownership of FIBK common stock is also set forth in the definitive proxy statement for FIBK’s 2021 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 14, 2021, and other documents subsequently filed by FIBK with the SEC. Additional information about GWB, the directors and executive officers of GWB and their ownership of GWB common stock can also be found in GWB’s definitive proxy statement in connection with its 2021 Annual Meeting of Stockholders, as filed with the SEC on December 23, 2020, and other documents subsequently filed by GWB with the SEC. Free copies of these documents may be obtained as described above.

FIBK Overview

Overview	
Headquarters	Billings, MT
Kroll Rating (Subordinated Notes)	BBB
Total Assets	$19.4 Billion
Trust Assets Under Management	$5.7 Billion
Total Deposits	$16.0 Billion

Description

- Headquartered in Billings, MT and focused on regional community banking in Idaho, Montana, Oregon, South Dakota, Washington, and Wyoming:
  - 147 banking offices
  - 217 ATMs, plus 37,000 MoneyPass ATMs
- Offering a full suite of products:
  - Commercial Banking
  - Credit Card Products
  - Indirect Lending
  - Mortgage
  - Retail and Small Business
  - SBA Lending
  - Treasury Management
  - Wealth Management
- Guided by four strategic pillars:
  - Our People, Our Priority
  - Relentless Client Focus
  - Future-Ready, Today
  - Financial Vitality

Asset Mix



Company Owned Life Insurance 1.6%
Premises & Equipment 1.5%
Other Assets 1.4%
Mortgage Loans HFS 0.2%
Mortgage Servicing Rights 0.1%
Goodwill & Intangible Assets 3.6%
Cash 11.5%
Net Loans HFI 49.0%
Investment Securities 31.1%

Liability Mix



Long-Term Debt 0.6%
TruPS 0.5%
Other 1.0%
REPOs 5.8%
Deposits 92.1%

Q3 2021 Revenue Breakdown



Non-Interest Income 23.8%
Net Interest Income 76.2%

As of September 30, 2021

Page 4

Investment Highlights • Experienced leadership team • Strong financial performance • Diversified client base tempers economic volatility • Highly liquid, asset sensitive balance sheet positioned for higher rates • Strong core deposit funding • Conservative credit strategy, limiting exposure to large losses • Stable sources of non-interest income Page 5

Name Title Age Industry Experience Years at FIBK Kevin P. Riley President and Chief Executive Officer 62 30+ Years 8 Years Marcy D. Mutch Chief Financial Officer 62 30+ Years 14 Years Russell A. Lee Chief Banking Officer 65 40+ Years 6 Years Jodi Delahunt Hubbell Chief Operating Officer 56 30+ Years 3 Years Phillip G. Gaglia Chief Risk Officer 58 30+ Years 32 Years Kirk D. Jensen General Counsel 51 20+ Years 5 Years Kade G. Peterson Chief Information Officer 56 30+ Years 3 Years Rachel B. Turitto Chief Human Resources Officer 37 15+ Years 4 Years David C. Redmon Chief of Staff 57 3 Years 3 Years Experienced Leadership Team Page 6 As of September 30, 2021

147 banking offices in 6 states Building the First Interstate Franchise Mr. Homer Scott establishes First Interstate Bank with the purchase of the Bank of Commerce in Sheridan, Wyoming 1968 2014 2015 2019 11 BRANCHES $725 MILLION 2017 46 BRANCHES $3.2 BILLION 2008 2018 20 BRANCHES $814 MILLION2016 7 BRANCHES $225 MILLION 2019 3 BRANCHES $130 MILLION Mountain West Financial Corp. Absarokee Bancorporation, Inc. Flathead Bank of Bigfork Expand into Idaho, Oregon, and Washington Expand into adjacent markets in South Dakota Page 7

Attractive Markets Page 8 Deposit Market Share and Branch Locations by State Idaho % of Market Deposits 4.3% 17.8% 2.3% 0.2% 0.4% 14.5% Deposit Market Share Rank 8th 2nd 11th 12th 31st 1st Number of Branches 23 45 33 14 18 14 Total Population 1,832,352 1,081,656 4,281,747 894,793 7,765,146 578,413 Projected Population Growth (’21-’26) 6.5% 4.0% 4.9% 4.0% 6.3% 0.7% State / Metric Montana Oregon South Dakota Washington Wyoming Note: Market share/rank sourced from FDIC as of June 30, 2021. Population by state, projected population growth rate, and total deposits data is sourced from S&P Global Market Intelligence as of June 30, 2021

Attractive Markets: Historically Stable Employment Page 9 B est 5 States 1 Nebraska 2.2% 2 Utah 2.6% 3 Idaho 2.9% 4 South Dakota 2.9% 5 New Hampshire 3% Wo rst 5 States 50 Nevada 7.7% 49 California 7.5% 48 New York 7.4% 47 New M exico 7.2% 46 New Jersey 7.2% 0.0% to 3.0% 3.0% to 4.0% 4.0% to 6.0% Source: Bureau of Labour Statistics 6.0% to 8.0% Data as of: 8/31/2021 8.0% or more (U.S. Avg = 4.8%) SOUTH DAKOTA 3.5% (RANKED 10TH) (RANKED 28TH) 4.9% 2.9% (RANKED 4TH) MONTANA WYOMING WASHINGTON OREGON 5.1% 4.9% 2.9% IDAHO (RANKED 3RD) (RANKED 27TH) (RANKED 31ST)      

Page 10 Solid Funding Base

Strong Core Deposit Base Page 11 As of September 30, 2021 Overview Total Deposits $16.0 Billion Total Core Deposits* $15.8 Billion Cost of Deposits, incl. Repos (Q3 2021) 5 basis points Demand Non- Interest Bearing 35% Demand Interest Bearing 28% Savings 31% Time, Other 5% Time, $250K and over 1% *Core Deposits defined as total deposits excluding time deposits >$250,000 and Brokered Deposits Sources: SNL and company reports

Source of Deposits Allocation of $16.0B of Deposits by State Page 12 *The market share percentages are per the FDIC, not including Credit Union Deposits within each community. As of September 30, 2021 LOCATION MARKET SHARE* JUNE 2021 LOCATION MARKET SHARE* JUNE 2021 Laramie, WY 45% Jackson, WY 13% Riverton, WY 50% Nampa, ID 11% Sheridan, WY 40% Kalispell, MT 15% Missoula, MT 27% Coeur d’Alene, ID 6% Casper, WY 25% Cheyenne, WY 11% Great Falls, MT 33% Medford, OR 6% Gillette, WY 25% Rapid City, SD 9% Billings, MT 25% Boise, ID 4% Redmond, OR 26% Spokane, WA 5% Spearfish, SD 14% Eugene, OR 1% Bend, OR 22% Salem, OR 1% Helena, MT 21% Portland, OR .34% Bozeman, MT 16% Seattle, WA .04% Montana 38% South Dakota 8% Wyoming 21% Idaho 11% Washington 5% Oregon 17%

Balance of Consumer and Business Deposits 57% 57% 55% 53% 51% 50% 50% 43% 43% 45% 47% 49% 50% 50% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% 2017 2018 2019 2020 Q1 2021 Q2 2021 Q3 2021 Total Consumer Deposits Total Business Deposits Page 13 P e rc e n t (% ) As of the applicable period end

Page 14 Credit Portfolio

Diversified Loan Portfolio by Industry Loan Mix Commercial Commercial Real Estate & Construction Agriculture RE 3% Commercial RE 40% Residential RE 16% Construction RE 12% Consumer 10% Agriculture 2% Commercial 17% $9.6 Billion in Loans Real Estate and Rental and Leasing 17% Construction 10% Health Care and Social Assistance 10% Accommodation and Food Services 8% Retail Trade 7% Manufacturing 7% Transportation and Warehousing 6% Professional, Scientific, and Technical Services 5% Finance and Insurance 4% Other Services (except Public Administration) 3% All Other 23% Owner Occupied 32% Non-Owner Occupied 38% Residential Real Estate - Multi Family 8% Land Acquisition and Development 5% Residential Construction 5% Commercial Construction 12% Page 15 As of September 30, 2021 • Average (total) loan size = $73k outstanding / $92k committed exposure • Average C&I loan size = $133k outstanding / $241k committed exposure • Average CRE loan size = $857k outstanding / $989k committed exposure

Loan Portfolio by State Idaho 9% Montana 25% Oregon 17% South Dakota 5% Washington 11% Wyoming 9% Other* 24% Page 16 * “Other” is an aggregation of central lines of business that includes residential mortgages, credit cards, and indirect consumer loans. As of September 30, 2021

Trends in Unfunded Commitments Page 17 54.6% 67.1% 39.8% 30.0% 35.0% 40.0% 45.0% 50.0% 55.0% 60.0% 65.0% 70.0% 75.0% Jul '20 Aug '20 Sep '20 Oct '20 Nov '20 Dec '20 Jan '21 Feb '21 Mar '21 Apr '21 May '21 Jun '21 Jul '21 Aug '21 Sep '21 Unfunded as a % of Commitment Revolving and Non-Revolving Lines of Credit Revolving Non-Revolving As of the applicable period end

Trends in Unfunded Revolving Commitments Page 18 67.1% 32.9% 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% Mar 2020 Jun 2020 Sep 2020 Dec 2020 Mar 2021 Jun 2021 Sep 2021 Percentage Used / Unused (Revolving)* Total Unfunded Commitments % Total Funded Commitments % 0 200 400 600 800 1,000 1,200 M il li o n s Commitments by Loan Portfolio (Revolving)** Total Funded Total Unfunded **As of September 30, 2021*As of the applicable period end

Indirect Auto: Lending Consumer Indirect Production Indirect Loan Portfolio Page 19 As of September 30, 2021 • Est. Average Life of RV: 45 months • Est. Average Life of Auto: 32 months $ i n M il li o n s 4.91% 4.73% 4.61% 4.26% 4.52% 4.79% 4.80% 3.0% 3.5% 4.0% 4.5% 5.0% 5.5% 6.0% 0 50 100 150 200 250 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 New Quarterly Production Production Yield, Net to FIB New Auto 24% Other 9% RV 23% Used Auto 44%

Indirect Auto: Delinquency Originations from a credit quality perspective • Approximately 58% of our originations are above a 750 FICO score • Approximately 88% of our originations are above a 700 FICO score • Not participating in the subprime space; less than 0.2% of the portfolio has a score below 620 September 30, 2021 Delinquency at 0.71% Page 20 30-Day+ Delinquency 0.00% 0.20% 0.40% 0.60% 0.80% 1.00% 1.20% 1.40% 1.60% Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec 2018 2019 2020 2021

Improving Asset Quality Non-Performing Loans to Loans Held for Investment (LHFI) Non-Performing Assets to Total Assets Non-Performing Assets to LHFI + OREO 0.51% 0.39% 0.49% 0.39% 0.35% 0.29% 0.24% 0.20% 0.19% 0.00% 0.10% 0.20% 0.30% 0.40% 0.50% 0.60% Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 0.64% 0.55% 0.71% 0.57% 0.54% 0.49% 0.42% 0.36% 0.36% 0.00% 0.40% 0.80% Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 0.83% 0.64% 0.80% 0.64% 0.59% 0.51% 0.44% 0.38% 0.39% 0.00% 0.50% 1.00% 1.50% 2.00% Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 As of September 30, 2021, non-performing assets decreased $0.2 million, or 0.5%, to $37.4 million, compared to $37.6 million as of June 30, 2021, primarily due to a decrease in non-accrual loans of $0.5 million, or 1.6%, offset by an increase in other real estate owned of $0.3 million, or 15.0%. Page 21

Criticized and Classified Loans 4.63% 4.34% 4.49% 3.65% 3.74% 3.49% 3.16% 2.78% 2.61% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% 3.50% 4.00% 4.50% 5.00% Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 2.69% 2.58% 2.80% 2.43% 2.19% 1.96% 1.62% 1.47% 1.58% 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Criticized Loans to LHFI Classified Loans to LHFI Criticized loans decreased $22.2 million, or 8.1%, to $251.2 million as of September 30, 2021, from $273.4 million as of June 30, 2021, driven primarily by upgrades and loan payoffs in the commercial loan and commercial real estate loan portfolios. As of September 30, 2021, criticized loans decreased $128.1 million from $379.3 million as of September 30, 2020. Classified Loans increased $7.8 million, or 5.4%, to $152.1 million as of September 30, 2021, from $144.3 million as of June 30, 2021, largely attributable to the downgrade of one credit in the Agriculture portfolio. Page 22

Top 10 Relationships

Borrower Industry	Outstandings	Unfunded	Commitments
Lessors of Residential Buildings and Dwellings	39,278,908	29,294,096	68,573,005
Other Activities Related to Real Estate	47,955,811	19,419,042	67,374,853
Lessors of Residential Buildings and Dwellings	13,262,329	38,334,098	51,596,427
Offices of Physicians (except Mental Health Specialists)	29,976,006	20,289,663	50,265,669
Lessors of Nonresidential Buildings (except Miniwarehouses)	49,810,924	83,843	49,894,766
Recreational Vehicle Dealers	3,825,130	45,000,000	48,825,130
Lessors of Nonresidential Buildings (except Miniwarehouses)	43,333,786	1,778,117	45,111,902
Lessors of Residential Buildings and Dwellings	14,015,455	30,038,962	44,054,417
Hotels (except Casino Hotels) and Motels	42,340,000	0	42,340,000
Lessors of Residential Buildings and Dwellings	22,362,445	19,109,407	41,471,852

Our $35 million in-house lending limit is well below the legal lending limit of $285 million in order to reduce the risk within the loan portfolio. Currently only 16 relationships exceed the in-house lending limit.

Page 23

As of September 30, 2021

Page 24 Current Expected Credit Loss (CECL)

CECL Results Page 25 • Reviewed and affirmed September 2021 Baseline forecast. • Herd immunity against COVID-19 achieved August 2021 • Fed maintains target rates at 0.00% - 0.25% until early 2023, with asset purchase tapering beginning December 2021 • Inflation risks expected to increase to 3.9% on a year-ago basis for Q4-21 while moderating through 2022 to 2.2% by Q4-22. • Stimulus package (“Build Back Better”) is smaller than proposed at $2.5T vs. $3.0T; assumption is all but $0.5T is paid for by tax increases on high- earners and corporations. • Infections abate by November 2021 • Unemployment Rate improving in line with prior projections – forecasted return to sub-5% levels by Q4-2021 • GDP shows some volatility 2H-21 with decline through 2022 to sub-2% 2H-22 • Improving trends in House Price Index (HPI) vs. prior quarter forecast • Commercial Real Estate Price Index (CREPI) shows improvement from prior forecast but level trends through mid-22 • 10YR Treasury approaches 1.7% by YE-21 and is above 2% in 2022 • Portfolio Characteristics • Industry Exposure • Energy, • Ag (no additional allocation, but monitoring given drought conditions in the West) • Segment Exposure – CRE (including Hotel), Residential Construction, Consumer, Acquired • Historical Data Enhancements • Loan Characteristics, Prepayment Speed As of September 30, 2021 Moody’s Baseline Forecast Primary Economic Considerations Qualitative Factor Inputs 0.00% 0.50% 1.00% 1.50% 2.00% 2.50% 3.00% $- $20 $40 $60 $80 $100 $120 $140 $160 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 1Q-21 2Q-21 3Q-21 M ill io n s Allowance to Total Loans Held for Investement (HFI) ACL ($) ACL to Loans Held For Investment (%)

Allowance for Credit Loss (ACL) – Funded Allocation by Segment

($000's)	2Q21			3Q21		
Segments	Outstanding Balances*	ACL	ACL Rate	Outstanding Balances*	ACL	ACL Rate
Agricultural	$ 214,215	$ 398	0.19%	$ 217,335	$ 380	0.17%
Agricultural Credit Cards	1,655	7	0.44%	1,655	7	0.44%
Agriculture RE	220,993	2,961	1.34%	228,047	3,053	1.34%
CRE Non-Owner Occupied	1,738,871	22,954	1.32%	1,873,176	24,101	1.29%
CRE Owner Occupied	1,641,611	16,595	1.01%	1,609,677	16,035	1.00%
Commercial & Floor Plans	1,000,039	28,972	2.90%	1,020,442	29,410	2.88%
Commercial Construction	632,247	8,042	1.27%	632,546	6,743	1.07%
Commercial Credit Cards	76,266	254	0.33%	74,590	231	0.31%
Commercial Purpose 1-4 Family	264,657	4,395	1.66%	255,909	4,192	1.64%
Consumer Direct & AdvanceLine	134,637	4,680	3.48%	132,209	4,662	3.53%
Consumer Home Equity & HELOC	380,431	1,368	0.36%	391,794	1,315	0.34%
Consumer Indirect	774,846	15,808	2.04%	765,322	15,445	2.02%
Consumer Credit Cards	65,837	1,576	2.39%	64,868	1,810	2.79%
Land Acquisition and Development	260,413	996	0.38%	260,100	887	0.34%
Residential Construction	267,884	1,612	0.60%	263,806	1,841	0.70%
CRE Multi-Family	357,882	11,604	3.24%	366,687	11,805	3.22%
Residential 1-4 Family	1,199,185	13,386	1.12%	1,170,896	13,204	1.13%
	$9,231,670	$135,509	1.47%	$9,329,059	$135,122	1.45%
Allowance for Credit Loss as a % of LHFI, including PPP loans:						1.40%

*Variance between modeled loan outstanding balances and total loans are primarily Paycheck Protection Program (PPP) Loans, New Market Tax Credits and overdrafts. Totals may not sum due to rounding and/or non-disclosed segments.

Page 26

As of September 30, 2021

Page 27 Balance Sheet Management

Investment Portfolio Quarterly New Purchases: Average Yield Quarterly New Purchases: Duration A/L Page 28 Portfolio Composition ($6.03 Billion) 1.2% 1.0% 1.3% 1.4% 1.5% 0.0% 0.2% 0.4% 0.6% 0.8% 1.0% 1.2% 1.4% 1.6% Q3-21Q2-21Q1-21Q4-20Q3-20 As of September 30, 2021 0% 0% 0% 1% 2% 6% 8% 8% 9% 14% 18% 34% 0% 5% 10% 15% 20% 25% 30% 35% 40% ABS Floating MBS Small Business CMO Floating Private Label Corporate Structured Finance Municipal CMBS CMO Treasury / Agency Fixed MBS 3.35 4.28 4.83 8.67 2.2 3.03 0.00 1.00 2.00 3.00 4.00 5.00 6.00 7.00 8.00 9.00 10.00 Q3-21Q2-21Q1-21Q4-20 Including Fair Value Hedge Including Fair Value Hedge

Attractive Duration Profile Page 29 3.48 3.86 0.0 0.5 1.0 1.5 2.0 2.5 3.0 3.5 4.0 4.5 5.0 Jul-20 Aug-20 Sep-20 Oct-20 Nov-20 Dec-20 Jan-21 Feb-21 Mar-21 Apr-21 May-21 Jun-21 Jul-21 Aug-21 Sep-21 INVESTMENT DURATION Securities Duration Securities + Fair Value Hedge Duration

Interest Rate Sensitivity Page 30 NET INTEREST INCOME CHANGE ($) NET INTEREST INCOME CHANGE (%) Basecase assumes static balance sheet as of September 30, 2021, and parallel rate shifts. $575 $544 $512 $480 $447 $407 $387 $300 $350 $400 $450 $500 $550 $600 +400 bps+300 bps+200 bps+100 bpsBase-100 bps-200 bps M il li o n s NET INTEREST INCOME VOLATILITY - 12 MONTH HORIZON Net Interest Income (NII) ALCO Limits 28.71% 21.64% 14.54% 7.46% 0.00% -8.94% -13.46% -35% -30% -25% -20% -15% -10% -5% 0% 5% 10% 15% 20% 25% 30% 35% +400 bps +300 bps +200 bps +100 bps Base -100 bps -200 bps NET INTEREST INCOME (NII) - Shocks

Well Positioned to Benefit from Higher Rates

- 15.5% Increase in Core Deposits (Q3-21 vs. Q3-20)
- 5 BPS Total Deposit Costs, incl. Repos (Q3 2021)
- $2.0B Excess Liquidity (09-30-21)

Record deposit growth could lead to meaningful NII improvement in a rising rate scenario

ASSUMPTIONS

- % Change in annual NII versus static rates (09-30-21)
- +100 bps parallel ramp over the next 12 months
- Year 2 Impacts

Increase in Investment Securities	Deposit Betas 10%	20%	30%*	40%
+ 1,200 Million	7.4%	5.6%	4.3%	2.9%

*Current beta

Example: $1.2 billion invested would result in 4% higher NII, versus the modeled static scenario.

We remain well positioned for the environment as deployment of excess liquidity could provide meaningful earnings power. Industry liquidity may also lead to lower betas in next rising rate cycle.

Page 31

Page 32 As of September 30, 2021 LOAN REPRICING GAP SCHEDULE* *Contractual Repricing Benchmarks Well Positioned to Benefit from Higher Rates Fixed 54.3% Adjustable (Excl: 1M Libor) 21.9% Libor 1M 11.5% Variable 12.3% $4,869 $2,762 $1,396 $596 $0 $1,000 $2,000 $3,000 $4,000 $5,000 $6,000 <= 1 Yr >1 Yr < 3 YR >3 Yr <= 5 Yr > 5 Yr MATURITY/REPRICING BUCKETS ($ in Millions) LOAN REPRICING CHARACTERISTICS

Page 33 Current Financial Performance

Pre-Provision Net Revenue (PPNR) Page 34 1 Net Income Before Tax + Provision Expense. PPNR is a Non-GAAP measurement. See Appendix for Non-GAAP reconciliation. The increase in PPNR during Q3 2021 was due to an increase in non-interest income of $4.4 million, primarily driven by an increase in mortgage banking and payment services revenues, and a $6.4 million increase in PPP interest income driving a net increase of $8.1 million in net interest income. 1 $68.2 $64.9 $60.4 $55.1 $60.7 1.63% 1.48% 1.37% 1.18% 1.26% 1.10% 1.20% 1.30% 1.40% 1.50% 1.60% 1.70% 1.80% 1.90% 2.00% $54.0 $56.0 $58.0 $60.0 $62.0 $64.0 $66.0 $68.0 $70.0 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 $ i n M il li o n s PPNR PPNR/Avg Assets (annualized)

Net Interest Margin Analysis: Contribution to Change Page 35 2.82% 2.91% 16 BPS -3 BPS 0 BPS 2 BPS -11 BPS 5 BPS 0 BPS 0 BPS 2.00% 2.20% 2.40% 2.60% 2.80% 3.00% 3.20% Q2-21 Loans Investments Cash Deposits Loans Investments Cash Deposits Q3-21 NET INTEREST MARGIN CONTRIBUTION: BREAKDOWN RATE IMPACT MIX IMPACT

Non-Interest Income Payment Services 30.7% Mortgage Banking 29.2% Wealth Management 16.4% Deposit Service Charges 11.1% Other Service Charges and Fees 3.5% Other Income 9.1% 23.8% of Total Revenue Page 36 Quarter Ended September 30, 2021

Payment Services $3.2 $6.3 $2.7 Total: $12.2 Million** Debit Interchange Credit Interchange Other fee income $196.6 $232.8 $239.4 $218.8 $262.3 $270.1 $0.0 $50.0 $100.0 $150.0 $200.0 $250.0 $300.0 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Credit Card Volumes* Business Consumer **As of September 30, 2021 (in millions) Page 37 $ i n m il li o n s *As of the applicable period end

Mortgage Production QUARTERLY PRODUCTION VOLUME Page 38 As of September 30, 2021 M il li o n s 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% $- $100 $200 $300 $400 $500 $600 $700 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Purchase Refinance % Sold to Secondary Market

Wealth Management $3,585 $573 $1,322 $257 Total: $5,737 Million Discretionary Non-Discretionary Brokerage Retirement Plan $3,600 $4,100 $4,600 $5,100 $5,600 $6,100 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Assets Under Administration As of June 30, 2021 (in millions) Page 39 $ i n m il li o n s

Page 40 Growth Strategies and Capital Allocation

Maximizing Shareholder Value Management’s priority is to deploy capital through: Page 41 Return on Capital Organic Growth M&A Share Repurchases Special Dividend Dividends

Page 42 We are Delivering Results Since the IPO in March 2010, FIBK has delivered a 302% total return to shareholders Source: Bloomberg 301.79% -100 -50 0 50 100 150 200 250 300 350 400 450 Mar-10 Mar-11 Mar-12 Mar-13 Mar-14 Mar-15 Mar-16 Mar-17 Mar-18 Mar-19 Mar-20 Mar-21 P e rc e n t (% ) FIBK: TOTAL RETURN (03/23/2010 THROUGH 09/30/2021)

Appendix Page 43

Non-GAAP Financial Measures Page 44 This presentation contains pre-provision net revenue (PPNR) which is a non-GAAP financial measure that management uses to evaluate our performance relative to our targeted capital adequacy standards. PPNR is calculated as net-interest income plus non-interest income less non- interest expense. The non-GAAP financial measure may not be comparable to similarly titled measures reported by other companies because other companies may not calculate these non-GAAP measures in the same manner. It also should not be considered in isolation or as a substitute for measures prepared in accordance with GAAP, including the most directly comparable GAAP financial measure, which is net income before tax. Management believes the non-GAAP financial measure, which is intended to complement the capital ratios defined by banking regulators and to present on a consistent basis our continuing operations, is useful to investors in evaluating the Company’s performance. See the Non-GAAP Financial Measures reconciliation table included below for a reconciliation of the non-GAAP financial measure to its most directly comparable GAAP financial measures.

Non-GAAP Reconciliation Page 45

Hospitality: Portfolio Exposure • 7.8% of total loan portfolio • $22.6 million in unfunded commitments • Hotel (except Casino Hotels) and Motel account for 62.7% of total portfolio Month NAICS Code Description Net Principal Balance Unfunded Commitment Sep 2021 721110Hotels (except Casino Hotels) and Motels $472,576,259 $10,792,238 $483,368,497 722511Full-Service Restaurants 119,489,215 3,204,293 122,693,509 722513Limited-Service Restaurants 54,312,050 4,122,564 58,434,614 721120Casino Hotels 32,274,200 1,825,275 34,099,475 721211 RV (Recreational Vehicle) Parks and Campgrounds 21,622,417 240,315 21,862,732 All Other Hospitality 53,155,592 2,425,060 55,580,652 Hospitality Total $753,429,733 $22,609,745 $776,039,478 Page 46 As of September 30, 2021

Hospitality: Industry Performance • $82.5 million in criticized loan categories • $4.2 million in impaired loan categories • $10.4 million or 1.4% in allowance for credit losses • No specific reserves Description Criticized % Criticized Classified % Classified Impaired % Impaired Hotels (except Casino Hotels) and Motels $62,621,786 13.3% $40,010,945 8.5% $3,408,839 0.7% Full-Service Restaurants 10,719,097 9.0% 3,822,799 3.2% 0 0.0% Limited-Service Restaurants 2,165,909 4.0% 967,811 1.8% 437,684 0.8% Casino Hotels 0 0.0% 0 0.0% 0 0.0% RV (Recreational Vehicle) Parks and Campgrounds 3,409,274 15.8% 215,159 1.0% 0 0.0% All Other Hospitality 3,619,107 6.8% 2,242,049 4.2% 321,740 0.6% Hospitality Total $82,535,173 11.0% $47,258,763 6.3% $4,168,263 0.6% Page 47 As of September 30, 2021

Hotel Exposure by State Page 48 $14.0 $126.1 $141.0 $26.2 $76.5 $88.1 $0.6 $14.0 $127.0 $145.9 $28.4 $76.5 $90.8 $0.6 $0 $20 $40 $60 $80 $100 $120 $140 $160 ID MT OR SD WA WY Other Outstanding Commitment • No hotel loan with a balance greater than $23 Million. • Approximately $86 Million of Hotel Portfolio Commitments are currently in the construction phase. • Based on approval observations, more than 80% of the Portfolio are flagged hotels. All new hotel loans since 2016 are top tier flagged hotels for their market. • Average loan-to-value for loans greater than $1 million is 45%. As of September 30, 2021 $ i n M il li o n s

Hotel Outstandings by Risk Distribution Page 49 Pass 62%Pass-Watch 24% Special Mention 5% Substandard 9% As of September 30, 2021

Agriculture: Portfolio Exposure • 4.6% of total loan portfolio • $169.6 million in unfunded commitments • Beef Cattle Ranching/Farming accounting for 41.7% of total portfolio Month NAICS Code Description Net Principal Balance Unfunded Commitment Sep 2021 112111Beef Cattle Ranching and Farming $184,326,206 $83,115,402 $267,441,608 111140Wheat Farming $53,836,456 $32,249,933 $86,086,389 111940Hay Farming $23,380,895 $1,374,643 $24,755,538 111331Apple Orchards $27,888,048 $3,651,078 $31,539,126 111211Potato Farming $24,748,665 $4,272,212 $29,020,877 All Other Agriculture $128,107,779 $44,952,923 $173,060,702 Agriculture Total $442,288,051 $169,616,191 $611,904,241 Page 50 As of September 30, 2021

Agriculture: Industry Performance • $49.0 million in criticized loan categories • $7.4 million in impaired loan categories • $3.4 million or 0.8% allowance for credit losses • $0.7 million in specific reserves Description Criticized % Criticized Classified % Classified Impaired % Impaired Beef Cattle Ranching and Farming $16,108,296 8.7% $9,238,974 5.0% $570,321 0.3% Wheat Farming $3,018,821 5.6% $258,108 0.5% $258,108 0.5% Hay Farming $356,614 1.5% $356,614 1.5% $356,614 1.5% Apple Orchards $4,848,378 17.4% $3,007,890 10.8% $2,384,048 8.5% Potato Farming $15,469,818 62.5% $15,469,818 62.5% $1,896,073 7.7% All Other Agriculture $9,187,412 7.2% $6,838,140 5.3% $1,924,677 1.5% Total Agriculture $48,989,338 11.1% $35,169,542 8.0% $7,389,841 1.7% Page 51 As of September 30, 2021

Oil and Gas: Industry Exposure • $25.0 million in direct exposure (0.3% of total loan portfolio) • $17.8 million in unfunded commitments • $6.1 million in criticized loans category Month NAICS Code Description Net Principal Balance Unfunded Commitment Sep 2021 213112 Support Activities for Oil and Gas Operations $15,139,060 $5,314,874 $20,453,933 213111 Drilling Oil and Gas Wells 4,067,281 1,578,746 5,646,026 221210 Natural Gas Distribution 440,963 746,050 1,187,013 211130 Natural Gas Extraction 782,813 145,000 927,813 211120 Crude Petroleum Extraction 4,569,046 9,971,833 14,540,879 Oil & Gas Total $24,999,163 $17,756,502 $42,755,664 As of September 30, 2021Page 52

Oil and Gas: Industry Performance • $2.0 million in impaired loan categories • $0.6 million or 2.2% allowance for credit losses • No specific reserves Description Criticized % Criticized Classified % Classified Impaired % Impaired Support Activities for Oil and Gas Operations $3,933,493 26.0% $1,519,807 10.0% 47,704 0.3% Drilling Oil and Gas Wells 46,169 1.1% 46,169 1.1% 0 0.0% Natural Gas Distribution 0 0.0% 0 0.0% 0 0.0% Natural Gas Extraction 761,532 97.3% 761,532 97.3% 761,532 97.3% Crude Petroleum Extraction 1,346,804 29.5% 1,346,804 29.5% 1,166,388 25.5% Oil & Gas Total $6,087,997 24.4% $3,674,311 14.7% $1,975,623 7.9% Page 53 As of September 30, 2021

Mall and Retail Trade: Portfolio Exposure • $53.1 million direct exposure to Malls (0.6% of total loan portfolio) o None in criticized loan categories • $31.1 million direct exposure to Retail Trade (0.3% of total loan portfolio) o $1.7 million in criticized loan categories Month NAICS Code Description Net Principal Balance Unfunded Commitment Sep 2021 Shopping Malls $53,083,104 $5,280,084 $58,363,187 451110 Sporting Goods Stores 20,068,950 4,703,878 24,772,828 448310 Jewelry Stores 2,896,571 3,254,920 6,151,491 452990 All Other General Merchandise Stores 1,464,460 103,364 1,567,824 448190 Other Clothing Stores 733,218 628,500 1,361,718 448140 Family Clothing Stores 935,342 90,066 1,025,408 448120 Women's Clothing Stores 842,111 68,499 910,610 All Other Retail Trade 4,201,535 548,290 4,749,825 Mall and Retail Trade Total $84,225,292 $14,677,601 $98,902,892 Page 54 As of September 30, 2021

Mall and Retail Trade: Portfolio Performance • $1.7 million in criticized loan categories • $0.2 million in impaired loan categories • $0.8 million or 1.0% allowance for credit losses • No specific reserves Description Criticized % Criticized Classified % Classified Impaired % Impaired Sporting Goods Stores $20,422 0.1% $20,422 0.1% $0 0.0% All Other General Merchandise Stores 585,545 40.0% 171,320 11.7% 171,320 11.7% Other Clothing Stores 297,038 40.5% 297,038 40.5% 18,490 2.5% All Other Retail Trade 758,710 18.1% 0 0.0% $0 0.0% Mall and Retail Trade Total $1,661,715 2.0% $488,780 0.6% $189,810 0.2% Page 55 As of September 30, 2021